Exhibit (2)B

EXECUTION VERSION

ZELLERS INC.,

HUDSON’S BAY COMPANY,

TARGET CORPORATION,

and

TARGET CANADA CO.

FIRST AMENDING AGREEMENT

TO AMENDED AND RESTATED TRANSACTION AGREEMENT

DATED SEPTEMBER 12, 2011

As of January 20, 2012

FIRST AMENDING AGREEMENT

First Amending Agreement dated January 20, 2012 between Zellers Inc. (“Zellers”), Hudson’s Bay Company (“HBC”), Target Corporation (“Target”), and Target Canada Co.

RECITALS:

A.            The Parties entered into a transaction agreement dated January 12, 2011, which was amended by First Amending Agreement dated February 17, 2011 and which was amended and restated pursuant to an Amended and Restated Transaction Agreement dated September 12, 2011 (as amended and restated, the “Transaction Agreement”).

B.            The Parties wish to amend the Transaction Agreement as provided in this amending agreement and provide for the waiver of certain operating covenants in sub-leases between the Parties (the “First Amending Agreement”).

In consideration of the above and the mutual agreements contained in this First Amending Agreement (the receipt and adequacy of which are acknowledged), the parties agree as follows:

Section 1             Defined Terms.

Capitalized terms used in this First Amending Agreement that are not defined in it have the meanings given to them in the Transaction Agreement.

Section 2             Partial Release of Pharmacy Records.

Target and Target Canada each hereby releases its rights and interests under Section 2.6 of the Transaction Agreement to the Pharmacy Records solely with respect to those Subject Leased Properties listed on Exhibit A attached hereto (the “Pharmacy File Release Properties”) and agrees that Zellers shall have no obligations to Target or Target Canada or any other Person under Section 2.6 of the Transaction Agreement with respect to the Pharmacy Records related to the Pharmacy File Release Properties.  Target and Target Canada each acknowledges that neither it nor any of its Affiliates have granted any Person any rights or interests with respect to the Pharmacy Records related to the Pharmacy File Release Properties.

Section 3             Release of Certain Pharmacy Operating Covenant in the Transaction Agreement

Notwithstanding Section 2.5 of the Transaction Agreement or any other obligation under the Transaction Agreement, Target and Target Canada each agrees that Zellers shall have no obligation to operate or cause to be operated the operations currently conducted by it and its Affiliates, or use commercially reasonable efforts to cause its licensees and subtenants to operate the operations currently operated by each of them, in and on the Pharmacy File Release Properties, in the ordinary course of business consistent with Zellers’ and Zellers’ Affiliates’, licensees’ and subtenants’ past practices, in each case solely as it relates (a) to maintaining and updating Pharmacy Records and (b) operating pharmacies.  For greater certainty, Zellers has the right at any time to terminate, or cause its Affiliates or licencees or subtenants to terminate, any pharmacy operations, pharmacy sublease, license, concession or other occupancy agreement at the Pharmacy File Release Properties related to pharmacy operations and to take any actions with respect to the Pharmacy Records relating to operations at such Pharmacy File Release Properties.

Section 4             Release of Pharmacy Operating Obligations in Subleases.

Target Canada and Zellers entered into Sublease Agreements with respect to various Subject Leased Properties (the “Subleases”) pursuant to the Transaction Agreement.  Target Canada, as sublandlord under each of the Subleases, hereby releases Zellers, as subtenant under each of the Subleases, from any obligation created pursuant to each Sublease to operate or cause to be operated pharmacy operations at each of the Subject Leased Property listed on Exhibit B attached hereto (the “Pharmacy Operations Release Properties”).  Zellers agrees to provide Target Canada with thirty (30) days’ advance written notice of Zellers’ cessation of pharmacy operations at a Pharmacy Operations Release Property.  Zellers agrees to use commercially reasonable efforts to cooperate with Target Canada to avoid any Landlord Recapture Rights triggered solely because of the cessation of pharmacy operations at any Pharmacy Operations Release Property.

Section 5             Consideration.

In consideration for entering into this First Amendment Agreement, Zellers hereby agrees to pay Ten Million Canadian Dollars ($10,000,000.00) to Target Canada on the first Business Day occurring after September 1, 2012 (the “Pharmacy Release Payment”), plus applicable sales taxes.  The Pharmacy Release Payment shall be made regardless of whether Zellers elects to cease pharmacy operations at one or more of the Pharmacy Operations Release Properties and/or a pharmacy is currently being operated at any Pharmacy Operations Release Property.

Section 6             Reference to and Effect on the Transaction Agreement

On and after the date of this First Amending Agreement, any reference to “this Agreement” in the Transaction Agreement and any reference to the Transaction Agreement in any other agreements will mean the Transaction Agreement as amended by this First Amending Agreement.  Except as specifically amended by this First Amending Agreement, the provisions of the Transaction Agreement remain in full force and effect.

Section 7             Entire Agreement.

This First Amending Agreement constitutes the entire agreement between the parties with respect to the amendments contemplated in this First Amending Agreement and except to the extent restated in this First Amending Agreement supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, the purpose of which were to amend the Transaction Agreement.  The Parties have not relied and are not relying on any other information, discussion or understanding in implementing the amendments contemplated by this First Amending Agreement.

Section 8             Successors and Assigns.

This First Amending Agreement becomes effective when executed by all of the parties. After that time, it is binding upon and enures to the benefit of the parties and their respective successors and permitted assigns.

Section 9             Governing Law.

(a)           This First Amending Agreement is governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)           Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 10          GST/HST

(a)           Target Canada is a registrant within the meaning of Part IX of the Excise Tax Act (Canada) and its GST registration number is 83553 6608 RT0001.

(b)           Target Canada shall provide Zellers with an invoice for the Pharmacy Release Payment which sets out all of the information required by the Input Tax Credit Information (GST/HST) Regulations in order for Zellers to be able to claim an input tax credit for any GST/HST charge by Target Canada on the Pharmacy Release Payment.

Section 11          Counterparts.

This First Amending Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together constitute one and the same instrument.

(Remainder of the page intentionally left blank.  Signature page follows.)

IN WITNESS WHEREOF the Parties have executed this First Amending Agreement.

ZELLERS INC.

By:	/s/ David Pickwoad
Authorized Signing Officer

Dated:	January 26, 2012

HUDSON’S BAY COMPANY

By:	/s/ David Pickwoad
Authorized Signing Officer

Dated:	January 26, 2012

TARGET CORPORATION

By:	/s/ Douglas A. Scovanner
Authorized Signing Officer

Dated:	January 26, 2012

TARGET CANADA CO.

By:	/s/ Patricia A. Johnson
Authorized Signing Officer

Dated:	January 26, 2012